Mail Stop 4561

March 31, 2009

Robert S. Armstrong
Chief Financial Officer
Ritchie Bros. Auctioneers Incorporated
6500 River Road
Richmond, British Columbia V6X 4G5
Canada

> **Re:** **Ritchie Bros. Auctioneers Incorporated**
> **Form 40-F for Fiscal Year Ended December 31, 2007**
> **Filed February 21, 2008**
> **Form 40-F for Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **File No. 001-13425**

Dear Mr. Armstrong:

We have reviewed your response letter dated February 25, 2009 in connection with your Form 40-F for Fiscal Year Ended December 31, 2007 and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2008

Disclosure Controls and Procedures, page 2

1.   We note the changes that you have made to the disclosure in this section (and in the corresponding section in Exhibit 3) in response to our letter dated November 26, 2008, in which we raised comments on your Form 40-F for the fiscal year ended December 31, 2007. However, in your conclusion regarding the effectiveness of your disclosure controls and procedures, you recite only a portion of the definition of disclosure controls and procedures provided in Rule 13a-15(e). The rule requires that disclosure controls and procedures be "designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act…is recorded, processed, summarized and reported, within

the time frames specified in the Commission's rules and forms," and that they also be designed to ensure that "information required to be disclosed by an issuer . . . is accumulated and communicated to the issuer's management . . . as appropriate to allow timely decisions regarding required disclosure." In your response letter, please confirm, if true, that your disclosure controls and procedures for the period covered by your Form 40-F met all of the requirements of Rule 13a-15(e). In future filings, please expressly tie your effectiveness conclusion to disclosure controls and procedures as set out in Rule 13a-15(e), or recite the entire definition.

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or me at (202) 551-3730 if you have any questions regarding the above comment.

Sincerely,

Barbara C. Jacobs
Assistant Director